Greenleaf Forest Products, Inc.

1611 Gate Creek Drive

Pearland, TX 77581

1-888-880-9663

November 30, 2006

Gary B. Wolff

805 Third Avenue

21st Floor

New York, New York 10022

Dear Mr. Wolff:

Throughout the course of Greenleaf Forest Products, Inc. (“Greenleaf”) registration process, commencing with its initial filing of its SB-2 Registration Statement, we have gone forward with our described business plan and, in fact, generated revenues for the three months ended September 30, 2006 of approximately $158,800.

We had, at no time, prior to or throughout the registration process intended to use Greenleaf as a “shell” or to engage in any form of business combination, including, but not limited to reverse merger.

We are writing simply to again place on record and reiterate that we have no intention whatsoever to conduct our business in any manner other than as described in our Registration Statement and, in fact, while we discussed with you the feasibility of building Greenleaf through acquisition of other companies solely in our field of business to date, we have not sought any potential merger or acquisition source nor have we authorized any person or entity to seek such source on our behalf and have no current intention to do so.

Very truly yours,

/s/ Michelle Maresova

Michelle Maresova

President